June 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Imunon, Inc.
Registration Statement on Form S-1
File No. 333-287699

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Imunon, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective as of 5:00 p.m., Eastern Time, on Friday, June 13, 2025, or as soon thereafter as is practicable, unless the Company or its outside counsel, Thompson Hine LLP, notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Jurgita Ashley of Thompson Hine LLP, at (330) 819-1221 or via email at Jurgita.Ashley@ThompsonHine.com. Please also call Jurgita Ashley as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Very truly yours,

IMUNON, INC.

By:	/s/ Susan Eylward
Name:	Susan Eylward
Title:	General Counsel and Corporate Secretary

cc:	Jurgita Ashley, Thompson Hine LLP